Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

(1)
Potomac Capital Partners LP, a private investment partnership formed under the laws of State of Delaware.  Potomac Capital Management LLC is the General Partner of Potomac Capital Partners LP.  Mr. Paul J. Solit is the Managing Member of Potomac Capital Managment LLC.

(2)
Potomac Capital International Ltd., an international business company formed under the laws of the British Virgin Islands.  Potomac Capital Management Inc. is the Investment Manager of Potomac Capital International Ltd.  Paul J. Solit is the President and sole owner of Potomac Capital Management Inc., and a Director of Potomac Capital International Ltd.

(3)
Pleiades Investment Partners-R, LP, a private investment partnership formed under the laws of the State of Delaware.  Potomac Capital Management Inc. is the Investment Manager of a managed account of Pleiades Investment Partners-R, LP.  Paul J. Solit is the President and sole owner of Potomac Capital Management Inc.